Exhibit 15.4

February 28, 2015

CNOOC Limited
No. 25, ChaoYangMenBei Dajie
DongCheng District
Beijing 100010
China

Gentlemen:

At your request, Ryder Scott Company, L.P. (Ryder Scott) has reviewed the methods and procedures for estimating the proved reserves attributable to certain interests of CNOOC Limited (CNOOC) located in China as of December 31, 2014, as prepared by the engineering and geological staff of CNOOC.  The methods and procedures followed by CNOOC for estimating these reserves were based on the definitions and disclosure guidelines of the United States Securities and Exchange Commission (SEC) contained in Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register (SEC regulations).

The properties subjected to the procedural audit by Ryder Scott account for a portion of CNOOC’s total net proved reserves as of December 31, 2014 in China.  Based on information provided by CNOOC, the procedural audit conducted by Ryder Scott addresses the following percentage of the total proved reserves of CNOOC as summarized in the following table:

Reserves Categories	Net Liquid Hydrocarbon Reserves		Net Gas Reserves
	Developed	Undeveloped	Developed	Undeveloped
Proved	19.4%	25.5%	9.8%	28.1%

In our opinion, the overall procedures and methodologies utilized in determining the reserves for the reviewed properties as estimated by CNOOC are reasonable and consistent with industry standards.  In summary, we consider that the assumptions, data, methods and analytical procedures used by CNOOC are appropriate for the purpose of preparing their estimates of reserves.  This procedural review does not offer an opinion as to the reasonableness of the actual estimated reserve quantities as this was outside the scope of the procedural audit.

Ryder Scott Procedural Audit

In order to arrive at our conclusions and to substantiate our opinion relative to CNOOC’s procedures and methodologies in estimating proved reserves, we have conducted our investigation in a manner that closely conforms to the SPE auditing standards for a reserves audit.  Under Paragraph 2.2(f) of the SPE auditing standards, a reserves audit is defined as follows:

2.2 (f) Reserves Audit. A Reserves Audit is the process of reviewing certain of the pertinent facts interpreted and assumptions made that have resulted in an estimate of reserves and/or Reserves Information prepared by others and the rendering of an opinion about (1) the appropriateness of the methodologies employed, (2) the adequacy and quality of the data relied

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621 17TH STREET, SUITE 1550	DENVER, COLORADO 80293-1501	TEL (303) 623-9147	FAX (303) 623-4258

CNOOC Limited
February 28, 2015

upon, (3) the depth and thoroughness of the reserves estimation process, (4) the classification of reserves appropriate to the relevant definitions used, and (5) the reasonableness of the estimated reserves quantities and/or the Reserves Information. The term “reasonableness” cannot be defined with precision but should reflect a quantity and/or value difference of not more than plus or minus 10%, or the subject Reserves Information does not meet minimum recommended audit standards. This tolerance can be applied to any level of reserves or Reserves Information aggregation, depending upon the nature of the assignment, but is most often limited to Proved Reserves Information. A separate predetermined and disclosed tolerance may be appropriate for other reserves classifications. Often a reserves audit includes a detailed review of certain critical assumptions and independent assessments with acceptance of other information less critical to the reserves estimation. Typically, a reserves audit letter or report is prepared, clearly stating the assumptions made. A reserves audit should be of sufficient rigor to determine the appropriate reserves classification for all reserves in the property set evaluated and to clearly state the reserves classification system being utilized. In contrast to the term “audit” as used in a financial sense, a reserves audit is generally less rigorous than a reserves report.

Our procedural review, however, differs from an SPE reserves audit in that we did not conduct our investigation with sufficient rigor to express an opinion as to “(5) the reasonableness of the estimated reserve quantities and/or the Reserves Information” as required under item (5) Paragraph 2.2(f) of the SPE auditing standards for a reserves audit.  Our review should not be construed to be a complete and comprehensive appraisal of the subject properties or deemed to convey the same level of information contained in a third party reserves audit or reserves evaluation report.  Ryder Scott was not engaged to render an opinion as to the reasonableness of reserves quantities being prepared by CNOOC.

Procedural Audit Opinion

In our opinion, CNOOC's estimates of future reserves for the reviewed properties were prepared in accordance with generally accepted petroleum engineering and evaluation principles for the estimation of future reserves as set forth in the Society of Petroleum Engineers in Paragraph 2.2(f) of the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information (SPE Auditing Standards), and we found no bias in the utilization and analysis of data in estimates for these properties.

Certain technical personnel of CNOOC are responsible for the preparation of reserve estimates.  These personnel assembled the necessary data and maintained the data and workpapers in an orderly manner.  We consulted with these technical personnel and had access to their workpapers and supporting data in the course of our review.

In conducting this procedural audit, Ryder Scott has used all methods and procedures that we considered necessary and appropriate to prepare this report.

Standards of Independence and Professional Qualification

Ryder Scott is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world since 1937.  Ryder Scott is employee-owned and maintains offices in Houston, Texas; Denver, Colorado; and Calgary, Alberta, Canada.  We have over eighty engineers and geoscientists on our permanent staff.  By virtue of the size of our firm and the large number of clients for which we provide services, no single client or job represents a material portion of our annual revenue.  We do not serve as officers or directors of any privately-owned or publicly-traded oil and gas company and are separate and independent from the operating and investment decision-making process of our clients.  This allows us to bring the highest level of independence and objectivity to each engagement for our services.

RYDER SCOTT COMPANY   PETROLEUM CONSULTANTS

CNOOC Limited
February 28, 2015

Ryder Scott actively participates in industry-related professional societies and organizes an annual public forum focused on the subject of reserves evaluations and SEC regulations.  Many of our staff have authored or co-authored technical papers on the subject of reserves related topics.  We encourage our staff to maintain and enhance their professional skills by actively participating in ongoing continuing education.

Prior to becoming an officer of the Company, Ryder Scott requires that staff engineers and geoscientists have received professional accreditation in the form of a registered or certified professional engineer’s license or a registered or certified professional geoscientist’s license, or the equivalent thereof, from an appropriate governmental authority or a recognized self-regulating professional organization.

We are independent petroleum engineers with respect to CNOOC.  Neither we nor any of our employees have any financial interest in the subject properties and neither the employment to do this work nor the compensation is contingent on our estimates of reserves for the properties which were reviewed.

The results of this procedural audit, presented herein, are based on the procedural reviews conducted by teams of geoscientists and engineers from Ryder Scott.  The professional qualifications of the undersigned, the technical person primarily responsible for overseeing the evaluation of the reserves information discussed in this report, are included as an attachment to this letter.

Terms of Usage

We have provided CNOOC with a digital version of the original signed copy of this report letter.  In the event there are any differences between the digital version and the original signed report letter, the original signed report letter shall control and supersede the digital version.

This report was prepared for the exclusive use of CNOOC Limited we and hereby consent to the references to our name as well as the filing of this procedural audit letter as an exhibit to CNOOC Limited’s annual report on Form 20-F for the fiscal year ended December 31, 2014.  The data and work papers used in the preparation of this report are available for examination by authorized parties in our offices.  Please contact us if we can be of further service.

Very truly yours, RYDER SCOTT COMPANY, L.P. TBPE Firm Registration No. F-1580 \s\ Herman G. Acuna Herman G. Acuna, P.E. TBPE License No. 92254 Managing Senior Vice President–International
[SEAL]

HGA (DCR)/pl

RYDER SCOTT COMPANY   PETROLEUM CONSULTANTS

Professional Qualifications of Primary Technical Person

The conclusions presented in this report are the result of technical analysis conducted by teams of geoscientists and engineers from Ryder Scott Company, L.P.  Herman G. Acuña was the primary technical person responsible for overseeing the independent estimation of the reserves, future production and income to render the audit conclusions of the report.

Mr. Acuña, an employee of Ryder Scott Company, L.P. (Ryder Scott) since 1997, is a Managing Senior International Vice President and Board Member.  He serves as an Engineering Group Coordinator responsible for coordinating and supervising staff and consulting engineers of the company in ongoing reservoir evaluation studies worldwide.  Before joining Ryder Scott, Mr. Acuña served in a number of engineering positions with Exxon.  For more information regarding Mr. Acuña’s geographic and job specific experience, please refer to the Ryder Scott Company website at www.ryderscott.com.

Mr. Acuña earned a Bachelor (Cum Laude) and a Masters (Magna Cum Laude) of Science degree in Petroleum Engineering from The University of Tulsa in 1987 and 1989 respectively.  He is a registered Professional Engineer in the State of Texas, a member of the Association of International Petroleum Negotiators (AIPN) and the Society of Petroleum Engineers (SPE).

In addition to gaining experience and competency through prior work experience, the Texas Board of Professional Engineers requires a minimum of fifteen hours of continuing education annually, including at least one hour in the area of professional ethics, which Mr. Acuña fulfills.  Mr. Acuña has attended formalized training and conferences including dedicated to the subject of the definitions and disclosure guidelines contained in the United States Securities and Exchange Commission Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register.  Mr. Acuña has recently taught various company reserves evaluation schools in Argentina, China, Denmark, Spain and the U.S.A.  Mr. Acuña has participated in various capacities in reserves conferences such as being a panelist at Trinidad and Tobago’s Petroleum Conference, delivering the reserves evaluation seminar during IAPG convention in Mendoza, Argentina and chairing the first Reserves Evaluation Conference in the Middle East in Dubai, U.A.E.

Based on his educational background, professional training and over 20 years of practical experience in petroleum engineering and the estimation and evaluation of petroleum reserves, Mr. Acuña has attained the professional qualifications as a Reserves Estimator and Reserves Auditor set forth in Article III of the “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information” promulgated by the Society of Petroleum Engineers as of February 19, 2007.

RYDER SCOTT COMPANY   PETROLEUM CONSULTANTS

PETROLEUM RESERVES DEFINITIONS

As Adapted From:
RULE 4-10(a) of REGULATION S-X PART 210
UNITED STATES SECURITIES AND EXCHANGE COMMISSION (SEC)

PREAMBLE

On January 14, 2009, the United States Securities and Exchange Commission (SEC) published the “Modernization of Oil and Gas Reporting; Final Rule” in the Federal Register of National Archives and Records Administration (NARA).  The “Modernization of Oil and Gas Reporting; Final Rule” includes revisions and additions to the definition section in Rule 4-10 of Regulation S-X, revisions and additions to the oil and gas reporting requirements in Regulation S-K, and amends and codifies Industry Guide 2 in Regulation S-K.  The “Modernization of Oil and Gas Reporting; Final Rule”, including all references to Regulation S-X and Regulation S-K, shall be referred to herein collectively as the “SEC regulations”.  The SEC regulations take effect for all filings made with the United States Securities and Exchange Commission as of December 31, 2009, or after January 1, 2010.  Reference should be made to the full text under Title 17, Code of Federal Regulations, Regulation S-X Part 210, Rule 4-10(a) for the complete definitions (direct passages excerpted in part or wholly from the aforementioned SEC document are denoted in italics herein).

Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations.  All reserve estimates involve an assessment of the uncertainty relating the likelihood that the actual remaining quantities recovered will be greater or less than the estimated quantities determined as of the date the estimate is made.  The uncertainty depends chiefly on the amount of reliable geologic and engineering data available at the time of the estimate and the interpretation of these data.  The relative degree of uncertainty may be conveyed by placing reserves into one of two principal classifications, either proved or unproved.  Unproved reserves are less certain to be recovered than proved reserves and may be further sub-classified as probable and possible reserves to denote progressively increasing uncertainty in their recoverability.  Under the SEC regulations as of December 31, 2009, or after January 1, 2010, a company may optionally disclose estimated quantities of probable or possible oil and gas reserves in documents publicly filed with the SEC.  The SEC regulations continue to prohibit disclosure of estimates of oil and gas resources other than reserves and any estimated values of such resources in any document publicly filed with the SEC unless such information is required to be disclosed in the document by foreign or state law as noted in §229.1202 Instruction to Item 1202.

Reserves estimates will generally be revised only as additional geologic or engineering data become available or as economic conditions change.

Reserves may be attributed to either natural energy or improved recovery methods.  Improved recovery methods include all methods for supplementing natural energy or altering natural forces in the reservoir to increase ultimate recovery.  Examples of such methods are pressure maintenance, natural gas cycling, waterflooding, thermal methods, chemical flooding, and the use of miscible and immiscible displacement fluids.  Other improved recovery methods may be developed in the future as petroleum technology continues to evolve.

RYDER SCOTT COMPANY   PETROLEUM CONSULTANTS

PETROLEUM RESERVES DEFINITIONS

Reserves may be attributed to either conventional or unconventional petroleum accumulations. Petroleum accumulations are considered as either conventional or unconventional based on the nature of their in-place characteristics, extraction method applied, or degree of processing prior to sale. Examples of unconventional petroleum accumulations include coalbed or coalseam methane (CBM/CSM), basin-centered gas, shale gas, gas hydrates, natural bitumen and oil shale deposits. These unconventional accumulations may require specialized extraction technology and/or significant processing prior to sale.

Reserves do not include quantities of petroleum being held in inventory.

Because of the differences in uncertainty, caution should be exercised when aggregating quantities of petroleum from different reserves categories.

RESERVES (SEC DEFINITIONS)

Securities and Exchange Commission Regulation S-X §210.4-10(a)(26) defines reserves as follows:

Reserves.  Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations.  In addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and gas or related substances to market, and all permits and financing required to implement the project.

Note to paragraph (a)(26): Reserves should not be assigned to adjacent reservoirs isolated by major, potentially sealing, faults until those reservoirs are penetrated and evaluated as economically producible.  Reserves should not be assigned to areas that are clearly separated from a known accumulation by a non-productive reservoir (i.e., absence of reservoir, structurally low reservoir, or negative test results).  Such areas may contain prospective resources (i.e., potentially recoverable resources from undiscovered accumulations).

PROVED RESERVES (SEC DEFINITIONS)

Securities and Exchange Commission Regulation S-X §210.4-10(a)(22) defines proved oil and gas reserves as follows:

Proved oil and gas reserves.  Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

(i) The area of the reservoir considered as proved includes:

(A) The area identified by drilling and limited by fluid contacts, if any, and

(B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

RYDER SCOTT COMPANY   PETROLEUM CONSULTANTS

PETROLEUM RESERVES DEFINITIONS

PROVED RESERVES (SEC DEFINITIONS) CONTINUED

(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:

(A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and

(B) The project has been approved for development by all necessary parties and entities, including governmental entities.

(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

RYDER SCOTT COMPANY   PETROLEUM CONSULTANTS

PETROLEUM RESERVES STATUS DEFINITIONS AND GUIDELINES

As Adapted From:
RULE 4-10(a) of REGULATION S-X PART 210
UNITED STATES SECURITIES AND EXCHANGE COMMISSION (SEC)

and

PETROLEUM RESOURCES MANAGEMENT SYSTEM (SPE-PRMS)
Sponsored and Approved by:
SOCIETY OF PETROLEUM ENGINEERS (SPE)
WORLD PETROLEUM COUNCIL (WPC)
AMERICAN ASSOCIATION OF PETROLEUM GEOLOGISTS (AAPG)
SOCIETY OF PETROLEUM EVALUATION ENGINEERS (SPEE)

Reserves status categories define the development and producing status of wells and reservoirs.  Reference should be made to Title 17, Code of Federal Regulations, Regulation S-X Part 210, Rule 4-10(a) and the SPE-PRMS as the following reserves status definitions are based on excerpts from the original documents (direct passages excerpted from the aforementioned SEC and SPE-PRMS documents are denoted in italics herein).

DEVELOPED RESERVES (SEC DEFINITIONS)

Securities and Exchange Commission Regulation S-X §210.4-10(a)(6) defines developed oil and gas reserves as follows:

Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Developed Producing (SPE-PRMS Definitions)

While not a requirement for disclosure under the SEC regulations, developed oil and gas reserves may be further sub-classified according to the guidance contained in the SPE-PRMS as Producing or Non-Producing.

Developed Producing Reserves
Developed Producing Reserves are expected to be recovered from completion intervals that are open and producing at the time of the estimate.

Improved recovery reserves are considered producing only after the improved recovery project is in operation.

RYDER SCOTT COMPANY   PETROLEUM CONSULTANTS

PETROLEUM RESERVES STATUS DEFINITIONS AND GUIDELINES

Developed Non-Producing
Developed Non-Producing Reserves include shut-in and behind-pipe reserves.

Shut-In
Shut-in Reserves are expected to be recovered from:
(1)	completion intervals which are open at the time of the estimate, but which have not started producing;
(2)	wells which were shut-in for market conditions or pipeline connections; or
(3)	wells not capable of production for mechanical reasons.

Behind-Pipe
Behind-pipe Reserves are expected to be recovered from zones in existing wells, which will require additional completion work or future re-completion prior to start of production.

In all cases, production can be initiated or restored with relatively low expenditure compared to the cost of drilling a new well.

UNDEVELOPED RESERVES (SEC DEFINITIONS)

Securities and Exchange Commission Regulation S-X §210.4-10(a)(31) defines undeveloped oil and gas reserves as follows:

Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time.

(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in paragraph (a)(2) of this section, or by other evidence using reliable technology establishing reasonable certainty.

RYDER SCOTT COMPANY   PETROLEUM CONSULTANTS

February 28, 2015

CNOOC Limited
c/o Nexen Energy ULC
801-7th Avenue S.W.
Calgary, Alberta T2P 3P7
Canada

Re:	Ryder Scott Company L.P. – Report of Third Party for certain properties located in the United States Gulf of Mexico with interests owned by CNOOC Limited

Gentlemen:

Pursuant to your request, Ryder Scott Company L.P. (“Ryder Scott”) has conducted an independent audit of CNOOC Limited’s (“CNOOC”) proved oil, natural gas liquids (NGL), and gas reserves for certain properties owned by CNOOC and managed by its wholly-owned subsidiary, Nexen Energy ULC (“Nexen”), in the United States Gulf of Mexico Deep Water.  The properties audited are listed in Table 1. CNOOC has represented that these properties account for one percent of its total company proved reserves on an equivalent barrel basis as of December 31, 2014, and that its reserves estimates have been prepared in accordance with the United States Securities and Exchange Commission (SEC) definitions.  We have reviewed information provided to us by Nexen on behalf of CNOOC that it represents to be its estimates of the reserves, as of December 31, 2014, for the same properties as those which we audited.  This report was prepared in accordance with guidelines specified in Item 1202(a)(8) of Regulation S-K and is to be used for inclusion in certain filings of the SEC.

The proved reserves included herein are the reserves as represented by CNOOC.  Gross reserves are defined as the total estimated petroleum to be produced from these properties after December 31, 2014.  Working interest reserves are defined as that portion of the gross reserves attributable to the interests owned by CNOOC after deducting all working interests owned by others. Net reserves are defined as working interest reserves after the deduction of royalties.

Estimates of oil, condensate and NGL (collectively “Liquids”), and natural gas should be regarded only as estimates that may change as further production history and additional information become available.  Not only are such reserves estimates based on that information which is currently available, but such estimates are also subject to the uncertainties inherent in the application of judgmental factors in interpreting such information.

Data used in this audit were obtained from reviews with Nexen personnel, Nexen files, from records on file with the appropriate regulatory agencies, and from public sources.  In the preparation of this report we have relied, without independent verification, upon such information furnished by Nexen with respect to property interests, production from such properties, current costs of operation and development, prices for production, agreements relating to current and future operations and sale of production, and various other information and data that were accepted as represented.  Furthermore, if in the course of our examination something came to our attention which brought into question the

SUITE 600, 1015 4TH STREET, S.W.	CALGARY, ALBERTA T2R 1J4	TEL (403) 262-2799	FAX (403) 262-2790
621 17TH STREET, SUITE 1550	DENVER, COLORADO 80293-1501	TEL (303) 623-9147	FAX (303) 623-4258

CNOOC Limited
February 28, 2015

validity or sufficiency of any of such information or data, we did not rely on such information or data until we had satisfactorily resolved our questions relating thereto or had independently verified such information or data.  A field examination of the properties was not considered necessary for the purposes of this report.

Methodology and Procedures

The process of estimating reserves requires complex judgments and decision-making based on available geological, geophysical, engineering and economic data.  To estimate the economically recoverable oil and natural gas reserves and related future net cash flows, we consider many factors and make assumptions including:

•	reservoir characteristics based on geological, geophysical and engineering assessments;
•	future production rates based on historical performance and expected future operating and investment activities;
•	quality differentials and hydrocarbon prices as required by SEC guidelines;
•	assumed effects of regulation by governmental agencies; and
•	future development and operating costs.

Estimates of reserves were prepared using standard geological and engineering methods generally accepted by the petroleum industry as presented in the publication of the Society of Petroleum Engineers entitled “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information (Revision as of February 19, 2007).”  Generally accepted methods for estimating reserves include volumetric calculations, material balance techniques, production decline curves, pressure transient analysis, analogy with similar reservoirs, and reservoir simulation.  The method or combination of methods used is based on professional judgment and experience.

Discovered oil and natural gas reserves are generally only produced when they are economically recoverable.  As such, oil and gas prices, and capital and operating costs have an impact on whether reserves will ultimately be produced. As required by SEC rules, reserves represent the quantities that are expected to be economically recoverable using existing prices and costs.  Estimates may change substantially as additional data from ongoing development activities and production performance becomes available and as economic conditions impacting oil and gas prices and costs change.

Reserves estimates in this report were based upon 2014 first-of-the month fiscal average pricing using benchmark pricing.  Oil price was based upon the West Texas Intermediate at Cushing crude oil benchmark of US$94.99 per barrel, while gas price was based upon the Henry Hub benchmark of US$4.30 per mmbtu.  Specific oil pricing for each field was adjusted for historical quality and transportation cost differentials.  The resulting adjusted price is referred to as the “realized price.”  For total proved reserves, the estimated realized price is US$92.80 per barrel of oil and US$4.26 per thousand cubic feet of gas, based upon a volume weighted average of the properties audited.

Generally, operations are subject to various levels of government controls and regulations.  These laws and regulations may include matters relating to land tenure, drilling, production practices, environmental protection, marketing and pricing policies, royalties, various taxes and levies including income tax, and foreign trade and investment, that are subject to change from time to time.  Current

RYDER SCOTT COMPANY   PETROLEUM CONSULTANTS

CNOOC Limited
February 28, 2015

legislation is generally a matter of public record, and additional legislation or amendments that will affect reserves or when any such proposals, if enacted, might become effective generally cannot be predicted.  Changes in government regulations could affect reserves or related economics.  In the regions that are currently being audited we believe we have applied existing regulations appropriately.

CNOOC Estimates

Nexen on behalf of CNOOC has represented that estimated proved reserves attributable to the audited properties are based on SEC definitions.  It represents that its estimates of the reserves attributable to these properties represent one percent of its total company proved reserves on an equivalent basis are as follows, expressed in thousands of barrels (Mbbl), millions of cubic feet (MMcf) and thousands of barrels of oil equivalent (Mboe):

CNOOC’s Estimate of Reserves as of December 31, 2014
Selected Gulf of Mexico Properties Audited by Ryder Scott Company L.P.
	Liquids	Natural Gas	Oil Equivalent
CNOOC Reserves	(Mbbl)	(MMcubic feet)	(Mboe)
Working Interest (after royalty)
Total Proved	33,812	3,240	34,352

Note: Natural Gas is converted to oil equivalent using a factor of 6,000 cubic feet of gas per 1 barrel of oil equivalent based on an energy equivalent basis.

Reserves Audit Opinion

In our opinion, the information relating to estimated proved reserves of oil, condensate, natural gas liquids, and gas contained in this report has been prepared in accordance with Paragraphs 932-235-50-4, 932-235-50-6, 932-235-50-7 and 932-235-50-9 of the Accounting Standards Update 932-235-50, Extractive Industries – Oil and Gas (Topic 932): Oil and Gas Reserve Estimation and Disclosures (January 2010) of the Financial Accounting Standards Board and Rules 4–10(a) (1)–(32) of Regulation S–X and Rules 302(b), 1201, and 1202(a) (1), (2), (3), (4), (5), (8) of Regulation S-K of the Securities and Exchange Commission.

We have examined the assumptions, data, methods, procedures and proved reserves prepared by Nexen on behalf of CNOOC.  In our opinion, the proved reserves for the reviewed properties as estimated by CNOOC are, in aggregate on the basis of equivalent barrels, reasonable because when compared to our estimates, or if we were to prepare our own detailed estimates, reflect a difference of not more than plus or minus 10 percent.

Ryder Scott has used all data, assumptions, procedures and methods that it considers necessary to prepare this report.  Ryder Scott is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world for over seventy-five years.  Ryder Scott does not have any financial interest, including stock ownership, in CNOOC.  Our fees were not contingent on the results of our audit.

The professional qualifications for Mr. Richard J. Savoie, the technical person primarily responsible for estimating and auditing the reserves information discussed in this letter report, are included as an attachment to this letter.

RYDER SCOTT COMPANY   PETROLEUM CONSULTANTS

CNOOC Limited
February 28, 2015

This letter report has been prepared at the request of Nexen on behalf of CNOOC.

Sincerely, RYDER SCOTT COMPANY, L.P. TBPE Firm Registration No. F-1580 /s/ Richard J. Savoie Richard J. Savoie, P. E. TBPE License No. 40538 Senior Vice President

RJS/pl

cc:	Mr. Craig Beattie, VP, Development Excellence Nexen Energy ULC. Sydney Frazer, Deloitte LLP

RYDER SCOTT COMPANY   PETROLEUM CONSULTANTS

Professional Qualifications of Primary Technical Person

The conclusions presented in this report are the result of technical analysis conducted by teams of geoscientists and engineers from Ryder Scott Company, L.P.  Richard J. Savoie was the primary technical person responsible for overseeing the estimate of the reserves, future production and income prepared by Ryder Scott presented herein.

Mr. Savoie, an employee of Ryder Scott Company L.P. (Ryder Scott) since 1997, is a Senior Vice President and also serves as an Engineering Group Coordinator responsible for coordinating and supervising staff and consulting engineers of the company in ongoing reservoir evaluation studies worldwide.  Before joining Ryder Scott, Mr. Savoie served in a number of engineering positions with Shell Oil Company, Union Texas Petroleum, Kaneb Operating Company, Ltd., Amax Oil and Gas, Inc., and Amerac Energy Corporation.  For more information regarding Mr. Savoie’s geographic and job specific experience, please refer to the Ryder Scott Company website at www.ryderscott.com/Company/Employees.

Mr. Savoie earned a Bachelor of Science degree in Petroleum Engineering from Louisiana State University in 1968 and is a registered Professional Engineer in the State of Texas.  He is also a member of the Society of Petroleum Engineers.

In addition to gaining experience and competency through prior work experience, the Texas Board of Professional Engineers requires a minimum of fifteen hours of continuing education annually, including at least one hour in the area of professional ethics, which Mr. Savoie fulfills.  As part of his 2014 continuing education hours, Mr. Savoie attended 7.3 hours of formalized training including the 2014 RSC Reserves Conference and various professional society presentations specifically relating to the definitions and disclosure guidelines contained in the United States Securities and Exchange Commission Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register.  Mr. Savoie attended an additional 11 hours of formalized in-house training covering such topics as the SPE/WPC/AAPG/SPEE Petroleum Resources Management System, reservoir engineering, geoscience and petroleum economics evaluation methods, procedures and software and ethics for consultants.

Based on his educational background, professional training and more than 46 years of practical experience in the estimation and evaluation of petroleum reserves, Mr. Savoie has attained the professional qualifications as a Reserves Estimator and Reserves Auditor set forth in Article III of the “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information” promulgated by the Society of Petroleum Engineers as of February 19, 2007.

RYDER SCOTT COMPANY   PETROLEUM CONSULTANTS

Table 1
Nexen Properties Evaluated by Ryder Scott Company L.P.
United States: Gulf of Mexico properties
As of December 31, 2014

Deep Water Properties

Appomattox
Stampede

RYDER SCOTT COMPANY   PETROLEUM CONSULTANTS